Form 12b-25
[As last amended in Release No. 34-31905, February 23, 1993, 58 F.R. 14628.]

               U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549


                          FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q  [ ] Form N-SAR
For Period Ended:   December 31, 1996


            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information concontained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the nonotification relates:


Part I-Registrant Information


Full Name of Registrant

OP-TECH Environmental Services, Inc.

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)

6392 Deere Road

City, State and Zip code

Syracuse, NY 13206


Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

(a) The reasons describe in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III-Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Financial Statements will not be finalized by March 31, 1997.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification

Christopher J. Polimino           (315)                463-1643
        (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x]  Yes     [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [x]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            OP-TECH Environmental Services, Inc
       (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized
Date   March 26, 1997         By /s/ Christopher J. Polimino
                              Assistant Treasurer